Exhibit 99.50

PRESS RELEASE

For immediate release

NuRAN Announces Partial Results of 2025 Annual General & Special Meeting of Shareholders and Adjournment to October 29, 2025

Quebec, QC, Canada, October 23rd, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce the results of its 2025 Annual General and Special Meeting (“AGSM”) held on October 22nd, 2025.

At the AGSM as a results of the votes cast at the meeting and by proxy:

●	The audited financial statements of the Company for the periods ended December 31, 2023 and December 31, 2024 were accepted by the shareholders

●	The number of directors was fixed at six members and each of the six nominees listed in the Company’s Amended and Restated Information Circular dated September 9, 2025 (the “Circular”) were elected to the Company’s Board of Directors.

●	Zeifmans LLP was appointed as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders, or until their successor is otherwise appointed.

●	Shareholders approved the ordinary resolution authorizing the consolidation of the Company’s issued and outstanding common shares, at a ratio to be determined by the Board, to satisfy conditions for listing on a U.S. national securities exchange.

The Company would like to extend a special thank you to Jim Bailey for his valuable contributions as a director. During his tenure, Jim played a pivotal role in guiding the Company’s strategic direction and supporting its growth. While he has stepped down from his position as director, the Company is pleased to share that Jim will continue to serve as a key member of the executive team. This change is in the interests of enhancing governance and also preparing the way for new listings. His leadership will be instrumental in driving the transition of our Network-as-a-Service (NaaS) initiative to fruition, and he will regularly report to the board while helping advance NuRAN’s mission of bridging the digital divide. The Company sincerely appreciates Jim’s ongoing commitment and dedication.

Partial Adjournment to October 29, 2025

The vote on the Restructuring Transaction (as defined in the Circular) was adjourned and the AGSM will reconvene on October 29, 2025, at 10:00 am Eastern time, to allow shareholders sufficient time to review additional disclosures to be provided shortly. Voting on this item will remain open until October 27, 2025, at 10:00 am Eastern time.

As part of the British Columbia Securities Commission’s Continuous Disclosure Review, management will be publishing a letter to shareholders explaining the financial circumstances and other factors that led to establishing the factoring line of credit in August 2023, which is central to the proposed Restructuring Transaction. The letter will also be available in the corporate section on the Company’s website.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to receive funding from the new potential institutional lenders to refinance and replace most of its outstanding current debt instruments with significantly better terms; the Company’s current debt holders potentially restructuring most of their outstanding current debt instruments with significantly better terms; and the Company having sufficient working capital for the duration of the institutional lenders’ process. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.